Exhibit (a)(5)(ix)
MEMORANDUM OF UNDERSTANDING
          This Memorandum of Understanding (“MOU”) contains the terms of a settlement in principle (the “Settlement”) agreed among (i) the plaintiffs in the Schwartz Class Action (as defined herein), the plaintiffs in the Kahn Class Action (as defined herein), the plaintiffs in the Blizinsky Class Action (as defined herein), the plaintiffs in the Sullivan Class Action (as defined herein), the plaintiffs in the Kupfer Class Action (as defined herein), the plaintiffs in the Stationary Engineers Class Action (as defined herein) (collectively “Plaintiffs”); (ii) Hearst Corporation, Hearst Holdings, Inc. and Hearst Broadcasting Inc. (collectively “Hearst”); Frank A. Bennack, Jr., David J. Barrett, George R. Hearst, Jr., and Gilbert C. Maurer (collectively the “Hearst Directors,” and with Hearst, the “Hearst Defendants”); (iii) Hearst-Argyle Television, Inc. (“HTV”), and John G. Conomikes, Ken J. Elkins, William R. Hearst III, Bob Marbut (collectively the “HTV Directors,” and with HTV, the “HTV Defendants”); and (iv) David Pulver and Caroline L. Williams (collectively the “Special Committee Defendants,” and with the Hearst Defendants and the HTV Defendants, the “Defendants”) (the Defendants and the Plaintiffs are collectively referred to as the “Parties”), by their respective undersigned counsel.
          WHEREAS, on March 25, 2009, Hearst announced its intention to commence a tender offer for all of the minority shares of Series A Common Stock (the “Common Shares”) of HTV not already owned by Hearst at a price of $4.00 per share in cash, in accordance with certain conditions, including the condition that a majority of the minority shareholders tender their shares under the terms of the offer (the “Offer”).
          WHEREAS, following Hearst’s March 25, 2009, announcement, various actions were commenced in the Supreme Court of the State of New York and in the Chancery Court of the State of Delaware by holders of the Common Shares, asserting claims on behalf of themselves and a putative class consisting of all minority shareholders of the Common Shares, excluding Defendants and their affiliates. The actions include Schwartz v. Hearst Argyle Television, Inc. et al., N.Y. Sup. Index No. 600926/2009 (the “Schwartz Class Action”); Kahn v. Hearst Argyle Television, Inc. et al, N.Y. Sup. Index No. 650163/2009 (the “Kahn Class Action”); Blizinsky v. Hearst Argyle Television, Inc., N.Y. Sup. Index No. 650178/2009 (the “Blizinsky Class Action”); and Sullivan v. Bennack et al, N.Y. Sup. Index No. 601101/2009, which was voluntarily dismissed and then re-filed as Sullivan v. Bennack, et al., Index No. 601298/09 (the “Sullivan Class Action”) (collectively the “New York Class Actions”); as well as Kupfer v. Barrett et al, Del. Ch. No. 4460-VCN (the “Kupfer Class Action”) and Stationary Engineers Local 39 Pension Plan v. Hearst Argyle Television, Inc., Del. Ch. No. 4459-VCN (the “Stationary Engineers Class Action”) (collectively the “Delaware Class Actions”). The Delaware Class Actions along with the New York Class Actions are collectively referred to as the “Putative Class Actions”.
          WHEREAS, the Putative Class Actions generally seek, among other things, injunctive relief on the basis of allegations that the Offer was inadequate, unfair, and coercive in a number of ways, including price, and that Defendants owed and breached their duties of loyalty, good faith, due care, and full and fair disclosure to the minority holders of Common Shares in connection with the Offer and the disclosures relating thereto.
          WHEREAS, on March 26, 2009, the Board of Directors of HTV announced the appointment of a special committee comprised of directors who are independent from Hearst (the “Special Committee”) to consider the Offer and, if necessary, any modification thereto, and to make a recommendation to minority shareholders concerning whether to tender their shares.

          WHEREAS, on April 1, 2009, counsel for plaintiffs in the Schwartz Class Action, by Order to Show Cause, filed a Motion for Expedited Discovery in connection with the Offer and on April 3, 2009 filed a Motion for Consolidation of the Schwartz Class Action, the Kahn Class Action, and the Blizinsky Class Action and the appointment of Lead Counsel.
          WHEREAS, on April 13, 2009, counsel for plaintiffs in the Schwartz Class Action and counsel for the Defendants filed a Stipulated Order disposing of the Motion for Expedited Discovery, and the Court entered the Stipulated Order.
          WHEREAS, on April 14, 2009, plaintiffs in the Schwartz Class Action, by Order to Show Cause, filed a Motion for Consolidation of the Sullivan Class Action with the Schwartz Class Action, the Kahn Class Action, and the Blizinsky Class Action and the appointment of Lead Counsel.
          WHEREAS, on April 17, 2009, the Court entered the Order to Show Cause and established a hearing date of May 11, 2009.
          WHEREAS, on April 20, 2009, the Kupfer Class Action and the Stationary Engineers Class Action were consolidated in the Chancery Court of Delaware.
          WHEREAS, on April 23, 2009, counsel for plaintiffs in the Schwartz Class Action, the Kahn Class Action, and the Blizinsky Class Action presented to counsel for Hearst a written demand that Hearst increase its valuation of the Common Shares, along with the preliminary opinion of Plaintiffs’ financial expert concerning the valuation of the financial terms of the Offer.
          WHEREAS, on April 23, 2009, counsel for plaintiffs in the Schwartz Class Action, the Kahn Class Action, and the Blizinsky Class Action presented to counsel for the Special

Committee the preliminary opinion of Plaintiffs’ financial expert concerning the valuation of the financial terms of the Offer and offered to discuss that opinion with the Special Committee.
          WHEREAS, in connection with the Offer and the Putative Class Actions, and in addition to the specific communications set forth above, between March 26, 2009 and April 27, 2009, counsel for Plaintiffs and counsel for Defendants discussed Plaintiffs’ contentions with respect to the terms of the Offer, including price considerations, and engaged in extensive settlement negotiations.
          WHEREAS, between March 26, 2009 and April 27, 2009, Hearst and the Special Committee engaged in extensive discussions regarding the terms of the Offer.
          WHEREAS, on April 27, 2009, Hearst announced its intention to increase the price per share that it was willing to pay for all of the outstanding Common Shares of HTV to $4.50 per share, which represents a 12.5% increase of the Offer price of $4.00 per share, a premium of approximately 115% over the closing price of the shares on the last full trading day prior to the first public announcement of the Offer, and a premium of approximately 154% above the average closing price of the shares for the 20 trading days immediately preceding March 24, and that it expected to commence the tender offer within the next several days.
          WHEREAS, also on April 27, 2009, Hearst announced that it believed the Special Committee would recommend that the stockholders of HTV accept the tender offer and tender their shares pursuant to the tender offer.
          WHEREAS, counsel for Plaintiffs and counsel for Defendants continued to engage in extensive settlement discussions immediately after the April 27 announcement, and on April 28, 2009, reached an agreement in principle providing for the settlement of all claims (directly or indirectly, including derivatively) of the class consisting of all minority holders of the Common

Shares, excluding Defendants and their Affiliates, on the terms and conditions set forth in this MOU, and all Parties believe that the Settlement on the terms set forth herein is in the best interest of all members of the Putative Class Actions (collectively, the “Putative Class Members”) and of each of Defendants.
          WHEREAS, in connection with the Offer and amendments thereto, Defendants have issued various press releases, disseminated various documents to shareholders, and made various filings with the SEC (the “Disclosure Materials”).
          WHEREAS, Defendants deny all allegations of wrongdoing, fault, liability, or damage to the Plaintiffs and the Putative Class Members, deny that they are engaged in any wrongdoing or violation of law or breach of duty, and believe that they acted properly at all times, but wish to settle the litigations on the terms and conditions stated in this MOU in order to eliminate the burden and expense of further litigation and to put the claims to be released hereby to rest finally and forever, and to avoid any possible delay in the tender of Common Shares by shareholders pursuant to the tender offer.
          WHEREAS, the entry by the Plaintiffs into this MOU is not an admission as to the lack of any merit of any claims asserted in the Putative Class Actions.
          NOW, THEREFORE, THE PARTIES HEREBY AGREE IN PRINCIPLE TO SETTLE THE ACTION (SUBJECT TO APPROVAL OF THE COURT) ON THE FOLLOWING TERMS:
1.	Principal Terms of Settlement. In consideration for the full settlement and release of all Settled Claims (as defined below), and subject to the additional conditions, terms and limitations described herein, the Parties agree in principle as follows:
a.	Hearst will amend its Offer and increase the offer to purchase the outstanding Common Shares of HTV to $4.50 per share U.S. (the “Revised Offer”).

b.	Hearst, while believing that the original terms of the Offer were fair and reasonable, acknowledges that the desirability of addressing the claims asserted in the Putative Class Actions and the positions advocated by plaintiffs’ counsel and their financial experts (the “Class Positions”), the discussions and negotiations conducted pertaining to the Settlement, and the desirability of addressing the Putative Class Members’ claims were factors that contributed to the decision by Hearst to increase the financial consideration in the Offer. Furthermore, the Class Positions were among the factors taken into consideration by the Special Committee and its advisors in connection with its determination to recommend to the Putative Class Members that they accept, and tender into, the Revised Offer.
2.	Settlement Agreement. The Parties will negotiate in good faith and use their best efforts to agree upon and execute no later than 30 days from the date hereof, an appropriate final settlement agreement (the “Settlement Agreement”) and such other documentation as may be required to obtain Final Court Approval (as defined below) of the Settlement and the dismissal of all claims asserted by, or that could have been asserted by, the Putative Class Members arising out of the Offer, the Revised Offer, or the Disclosure Materials, upon the terms set forth in this MOU (collectively, the “Settlement Documents”). The Settlement Agreement will expressly provide, inter alia, (i) for certification, for settlement purposes, of a class of all holders of Common Shares and their successors in interest and transferees, intermediate and remote (the “Settlement Class”) under the captions of the New York Class Actions; (ii) for entry of a judgment dismissing all of the New York Class Actions with prejudice and without costs to any party except as expressly provided herein; (iii) for entry of a judgment dismissing all of the Delaware Class Actions with prejudice and without cost to any party except as expressly provided herein; (iv) for a complete release of all claims (excluding claims for enforcement of the Settlement Agreement), whether asserted directly or indirectly, derivatively or otherwise, against any of the Defendants, or any of their affiliates, subsidiaries, predecessors, successors or assigns, and each and all of their respective past or present officers, directors, associates, stockholders, members, controlling persons, representatives, employees, attorneys, counselors, financial or investment advisers, consultants, accountants, investment bankers, commercial bankers, engineers, advisers or agents, heirs, executors, trustees, general or limited partners or partnerships, personal representatives, estates or administrators of any of the foregoing (collectively, the “Releasees”), whether known or unknown and whether arising under federal, state or any other law (including, without limitation, the federal securities laws), which have been, or could have been, asserted, directly or indirectly, derivatively or otherwise, against any of the Releasees by any member of the Settlement Class relating to the Settlement, the Offer, the Revised Offer, or any related Disclosure Materials (the “Settled Claims”); (v) that each of the Defendants has denied and continues to deny having committed or attempted to commit any violations of law or breaches of duty of any kind; (v) that Defendants are entering into the Settlement Agreement solely because the proposed Settlement would eliminate the burden, risk and expense of further litigation, and is in the best interests of Hearst, HTV and the Putative Class Members; (vi) that any of the Defendants shall have the right to withdraw from the proposed Settlement in the event that any of the Other Conditions set forth in paragraph 4 below shall not have been satisfied; and (vii) that Defendants completely, voluntarily, knowingly, unconditionally and forever, release Plaintiff and Plaintiffs counsel from all claims relating to the institution, prosecution, assertion, settlement or resolution of the Putative Class Actions or the Settled Claims (excluding claims for enforcement of the Settlement Agreement); and (viii) that the entry by the Plaintiffs into the Settlement Agreement is not an admission as to the lack of any merit of any claims asserted in the Putative Class Actions.

The term “unknown” in subparagraph 2(iv) regarding released claims includes claims that any of the Plaintiffs, any and all members of the Putative Class and/or Settlement Class, and any and all other persons or entities whose claims are being released, do not know or suspect to exist, which, if known by him, her, or it, might affect his, hers, or its agreement to release the Releasees or decision to object or not to object to the Settlement. Upon the execution of the Settlement Agreement, Plaintiffs, all members of the Putative Class and Settlement Class, and all other persons and entities whose claims are being released, shall be deemed to have and shall have expressly waived and relinquished, to the fullest extent permitted by law, the provisions, rights, and benefits of § 1542 of the California Civil Code and of any law of any other jurisdiction within or outside the United States which is similar, comparable, or equivalent to the § 1542 of the California Civil Code, which provides as follows:
A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.
3.	Notice and Court Approval. After preliminary approval by the Court of the form of the Settlement Documents, the Parties will present the Settlement Documents to the Court for final approval as soon as practicable at a hearing (the “Fairness Hearing”) following dissemination of appropriate notice of the proposed Settlement to the Settlement Class. Defendants shall cause such notice to be disseminated and pay the reasonable and customary costs and expenses related to providing such notice. As used herein, the “Final Court Approval” of the Settlement means that the Court has entered an order approving the Settlement and dismissing all of the New York Class Actions with prejudice, and that such order is finally affirmed on appeal or is no longer subject to appeal and the time for any petition for reargument, appeal or review, by certiorari or otherwise, has expired. Subject to approval by the Court of the Settlement, Class Counsel intends to apply to the Court for an award of attorney’s fees and reimbursement of expenses (including expert fees and expenses). Defendants acknowledge that Plaintiffs’ Counsel have a claim for attorneys’ fees and reimbursement of expenses in the Putative Class Actions based upon the benefits which the Settlement has and will provide to the Putative Class Members, and that, rather than continuing to litigate this issue, the Parties (after negotiating the other elements of the Settlement) agreed that, subject to Court approval of the Settlement, the Hearst Defendants (other than the individuals) shall pay up to $375,000 in settlement of Plaintiffs’ Counsel’s claim for attorneys’ fees and expenses (the “Fee Award”), provided, however, that if any of the Other Conditions set forth in paragraph 4 below are not satisfied, Defendants shall have no obligation with respect to such award. The Fee Award will not be paid out of amounts that would otherwise have been paid to HTV’s stockholders or Putative Class Members. At the time the Fee Award is paid it shall be paid by check or wire transfer made payable to the Faruqi & Faruqi Law Firm as receiving agent for Plaintiffs’ Counsel. Defendants will not appeal from any order with respect to the award of attorneys’ fees and expenses provided that such fees and expenses do not exceed $375,000.

4.	Other Conditions. The consummation of the Settlement, including the payment of attorney’s fees and/or reimbursement of expenses (as set forth in paragraph 3 above), is subject to and contingent upon the occurrence of each of the following events: (i) Hearst purchasing HTV shares pursuant to the Revised Offer according to its terms; (ii) the drafting and execution of the Settlement Documents and other agreements necessary to effectuate the terms of the proposed Settlement; (iii) the completion of reasonable confirmatory discovery of a scope and on a schedule to be mutually agreed upon, and conclusion by Plaintiffs that the terms of the Settlement, including, but not limited to the valuation of the Revised Offer and public disclosures made by Defendants in connection with the Offer, are fair and reasonable; (iv) withdrawal or dismissal of any other litigation relating to the subject matter of the Settled Claims, including, without limitation, the voluntary dismissal with prejudice of all the Delaware Class Actions as set forth in Section 2 above, which Plaintiffs in the Delaware Class Actions must seek promptly prior to Final Court Approval of the Settlement; and (vi) Final Court Approval of the Settlement and dismissal of all the New York Class Action with prejudice and without awarding costs to any party, except as provided herein. The Stipulation and this MOU shall be null and void and of no force and effect if any condition to the Settlement is not met. In any event, if there is no Final Court Approval of the Settlement, the Stipulation and this MOU shall not be deemed to prejudice in any way the positions of the Parties in the Putative Class Actions, or in any other action relating to the subject matter of the Settled Claims, or to prejudice the positions of the Parties regarding the fairness, adequacy, timing or any other aspect of the Offer and/or the Revised Offer and shall not entitle any of the Parties to recover any fees, costs or expenses incurred in connection with the implementation of the Settlement Agreement and this MOU.

5.	Interim Stay of the Putative Class Actions. The Parties agree that except as expressly provided herein or upon the written approval of Defendants, the Putative Class Actions shall be stayed, except for settlement-related proceedings in the New York Class Actions.

The Parties agree that any deadline to answer or otherwise respond to any pleadings, motions or discovery requests in the Putative Class Actions is extended without date. The Parties shall enter into such documentation as required to effectuate the foregoing agreements.

6.	Cooperation in Dismissal of Any Related Action. If any litigation is or has been filed or pursued in any forum, domestic or foreign, on behalf of any Putative Class Member or by any shareholder purporting to bring a derivative claim on behalf of HTV, which asserts any of the Settled Claims against any Releasee, prior to Final Court Approval of the proposed Settlement, Plaintiffs shall cooperate with Defendants in seeking to obtain the withdrawal, dismissal or stay in contemplation of dismissal of such related litigation, including where appropriate by joining in any motion to dismiss such litigation.

7.	Miscellaneous. (i) This MOU may be executed in counterparts by any of the signatories hereto and as so executed shall constitute one agreement; (ii) this MOU and the Settlement contemplated by it shall be governed by and construed in accordance with the laws of the State of New York; (iii) this MOU shall be binding upon and inure to the benefit of the Parties and their respective agents, executors, heirs, successors and assigns, subject to the conditions set forth herein; (iv) each of the attorneys executing this MOU has been duly empowered and authorized by his/her respective client(s) to do so; (v) Plaintiffs and their counsel represent and warrant that none of the claims or causes of action asserted in the Putative Class Actions has been assigned, encumbered or in any manner transferred, in whole or in part; (vi) except as provided herein, no Defendant shall bear any expense, costs, damages or fees alleged or incurred by any named Plaintiff, any member of the Class, or their respective attorneys, experts, advisors, agents or representatives in connection with this litigation; (vii) this MOU may be modified, but only with the written agreement of all of the undersigned counsel; and (viii) neither the existence of this MOU nor the provisions contained herein shall be deemed a presumption, concession or admission by any Defendant, of any breach of duty, liability, defaults or wrongdoing as to any facts or claims alleged or asserted in any of the Putative Class Actions, or in any other action or proceeding, or as a concession of jurisdiction over any of the Defendants in any court of the United States, and this MOU shall not be interpreted, construed, deemed invoked, offered or received in evidence or otherwise used by any party in the Putative Class Actions, or in any other action or proceeding challenging the Offer or the Revised Offer, except in connection with this Settlement.

7.	Voluntary Nature of Agreement. The Parties agree that the Putative Class Actions are being settled voluntarily after consultation with competent legal counsel.

On behalf of the Hearst Defendants.

CLIFFORD CHANCE US LLP

By:	/s/ Valeria Calafiore

Valeria Calafiore 31 West 52nd Street New York, New York 10019 Tel: 212-878-8000 Fax: 212-878-8375

Juan P. Morillo Stephen M. Nickelsburg 2001 K Street, N.W. Washington, DC 20006 Tel: 202-912-5000 Fax: 202-912-6000
On Behalf of the HTV Defendants.

WACHTELL, LIPTON, ROSEN & KATZ

By:	/s/ William Savitt

William Savitt 51 West 52nd Street New York, New York 10019 Tel: 212-403-1000 Fax: 212-403-2000

On behalf of Plaintiffs in the Schwartz Class Action.

FARUQI & FARUQI LLP

By:	/s/ Nadeem Faruqi

Nadeem Faruqi David H. Leventhal 369 Lexington Avenue, 10th Floor New York, NY 10017 Tel: 212-983-9330 Fax: 212-983-9331
On behalf of Special Committee Defendants.

SIMPSON THACHER & BARTLETT LLP

By:	/s/ Paul C. Curnin

Paul C. Curnin Jonathan K. Youngwood 425 Lexington Avenue New York, New York 10017-3954 Tel: 212-455-2000 Fax: 212-455-2502

On behalf of Plaintiffs in the Blizinsky Class Action.

WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP

By:	/s/ Gregory M. Nespole

Gregory M. Nespole Gustavo Bruckner 270 Madison Avenue New York, New York 10016 Tel: 212-545-4600 Fax: 212-545-4653
On behalf of Plaintiffs in the Kahn Class Action.

HAROLD B. OBSTFELD, P.C.

By:	/s/ Harold B. Obstfeld

Harold B. Obstfeld 100 Park Avenue, 20th Floor New York, New York 10017 Tel: 212-696-1212 Fax: 212-696-1398

GARDY & NOTIS, LLP

By:	/s/ Mark C. Gardy

Mark C. Gardy James S. Notis Charles A. Germershausen 440 Sylvan Avenue, Suite 110 Englewood Cliffs, New Jersey 07632 Tel: 201-567-7377 Fax: 201-567-7337

On behalf of Plaintiffs in the Sullivan Class Action.

BULL & LIFSHITZ LLP

By:	/s/ Peter D. Bull

Peter D. Bull Joshua M. Lifshitz 18 East 41st Street New York, New York 10017 Tel: 212-213-6222
On behalf of Plaintiffs in the Kupfer Class Action.

RIGRODSKY & LONG, P.A.

By:

Seth D. Rigrodsky Brian D. Long 919 N. Market Street, Suite 980 Wilmington, DE 19801 Tel.: 302-295-5310

THE WEISER LAW FIRM, PC

By:	/s/ Patricia Weiser by DHL with Permission

Patricia C. Weiser Debra S. Goodman 121 N. Wayne Avenue, Suite 100 Wayne, PA 19087 Tel: 610-225-2677

MURRAY FRANK & SAILER LLP

By:

Brian P. Murray 275 Madison Avenue, Suite 801 New York, New York 10016 Tel.: 212-682-1818

On behalf of Plaintiffs in the Stationary Engineers Class Action.

ROSENTHAL, MONHAIT & GODDESS, P.A.

By:

Carmela P. Keener 919 N. Market Street, Suite 1401 P.O. Box 1070 Wilmington, DE 19801

SAXENA WHITE P.A.

By:	/s/ Maya Saxena by DHL with Permission

Maya Saxena Joseph E. White Christopher S. Jones Lester R. Hooker

2424 North Federal Highway, Suite 257 Boca Raton, FL 33431 Tel: (561) 394-3399 Fax: (561) 394-3382

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